                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549



                                   FORM 11-K


   (Mark One)

   [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                           ACT OF 1934 [FEE REQUIRED]

                  For the Fiscal Year Ended December 31, 1994

                                       OR

      [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                         Commission File Number 1-7067



                     UNITED COMPANIES FINANCIAL CORPORATION
                       EMPLOYEES' SAVINGS PLAN AND TRUST
                            (Full title of the Plan)





                                4041 ESSEN LANE
                         BATON ROUGE, LOUISIANA   70809
                             (Address of the Plan)



                     UNITED COMPANIES FINANCIAL CORPORATION
                                (Name of Issuer)

                               TABLE OF CONTENTS


                                                                                              Page Number
                                                                                              -----------
(a)  Financial Statements and Supplemental Schedules:

         Independent Auditors' Report                                                            2
         Statement of Net Assets Available for Benefits with
                 Supplemental Fund Information - December 31, 1994                               3
         Statement of Net Assets Available for Benefits with
                 Supplemental Fund Information - December 31, 1993                               4
         Statement of Changes in Net Assets Available for Benefits with
                 Supplemental Fund Information - for the year ended
                 December 31, 1994                                                               5
         Statement of Changes in Net Assets Available for Benefits with
                 Supplemental Fund Information - for the year ended
                 December 31, 1993                                                               6
         Statement of Changes in Net Assets Available for Benefits with
                 Supplemental Fund Information - for the year ended
                 December 31, 1992                                                               7
         Notes to Financial Statements                                                           8
         Item 27a - Schedule of Assets Held for Investment Purposes -
                 December 31, 1994                                                              13
         Item 27d - Schedule of Reportable Transactions - for the year
                 ended December 31, 1994                                                        14

(b)  Exhibits:

         Consent of Deloitte & Touche LLP                                                       16

INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of
United Companies Financial Corporation
Employees' Savings Plan and Trust
Baton Rouge, Louisiana

We have audited the accompanying statements of net assets available for benefits of United Companies Financial Corporation Employees' Savings Plan and Trust (the "Plan"), as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/  DELOITTE & TOUCHE LLP

Baton Rouge, Louisiana
July 12, 1995

                     UNITED COMPANIES FINANCIAL CORPORATION
                       EMPLOYEES' SAVINGS PLAN AND TRUST
                       STATEMENT OF NET ASSETS AVAILABLE
                FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                               December 31, 1994


                                                                        SUPPLEMENTAL FUND INFORMATION
                                                     -----------------------------------------------------------------
                                                                                                               Stock
                                                     UCFC                       Government                   Emphasis
                                                     Stock         Equity         Income      Guaranteed      Balance
                                     Combined        Fund           Fund           Fund          Fund          Fund
                                    ----------    ----------     ----------     ----------    ----------    ----------
ASSETS

Investments at fair value:
   UCFC Common Stock;
      $2 par value                $  7,573,116    $ 7,573,116

   Equity Mutual Fund                  690,986                  $   690,986
   Investment in The Principal
      General Fund Account             283,159                                                $   283,159
   Money-market Fund                    40,159         40,159
   Investment in The Principal
      Pooled Separate Accounts       2,240,024        195,329                 $     170,147                 $   508,738
   Participant loans                   473,368
                                  ------------    -----------   -----------   -------------   -----------   -----------
      Total investments             11,300,812      7,808,604       690,986         170,147       283,159       508,738

Contributions receivable                78,983         56,310         2,243           1,214         3,050         5,579
Dividends and interest receivable       25,388         25,388
Other receivables                        6,293
                                  ------------    -----------   -----------   -------------   -----------   -----------
      Total assets                  11,411,476      7,890,302       693,229         171,361       286,209       514,317
                                  ------------    -----------   -----------   -------------   -----------   -----------

LIABILITIES

Other liabilities                        1,948          1,948
                                  ------------    -----------   -----------   -------------   -----------   -----------

Net assets available for benefits $ 11,409,528    $ 7,888,354   $   693,229   $     171,361   $   286,209   $   514,317
                                  ============    ===========   ===========   =============   ===========   ===========

                                              SUPPLEMENTAL FUND INFORMATION
                                  ---------------------------------------------------
                                     Growth        Stock        Money-
                                      Stock        Index        market        Loan
                                      Fund         Fund          Fund         Fund
                                  ----------    ----------    ----------   ----------
ASSETS

Investments at fair value:
   UCFC Common Stock;
      $2 par value

   Equity Mutual Fund
   Investment in The Principal
      General Fund Account
   Money-market Fund
   Investment in The Principal
      Pooled Separate Accounts     $ 564,452     $ 272,087   $   529,271
   Participant loans                                                       $  473,368
                                   ----------   ----------    ----------   ----------
      Total investments               564,452      272,087       529,271      473,368

Contributions receivable                6,350        3,590           647
Dividends and interest receivable
Other receivables                                                               6,293
                                   ----------   ----------    ----------   ----------
      Total assets                    570,802      275,677       529,918      479,661
                                   ----------   ----------    ----------   ----------

LIABILITIES

Other liabilities
                                   ----------   ----------    ----------   ----------

Net assets available for benefits  $  570,802    $ 275,677   $   529,918   $  479,661
                                   ==========   ==========    ==========   ==========

                       See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                       EMPLOYEES' SAVINGS PLAN AND TRUST
                       STATEMENT OF NET ASSETS AVAILABLE
                FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                               December 31, 1993

                                                                   SUPPLEMENTAL FUND INFORMATION
                                                  -----------------------------------------------------------------
                                                                                                             Stock
                                                      UCFC                      Government                 Emphasis
                                                     Stock          Equity        Income     Guaranteed     Balance
                                    Combined          Fund           Fund          Fund         Fund         Fund
                                  ------------    ------------   ----------    -----------  ------------  ---------
ASSETS

Investments at fair value:
   UCFC Common Stock;
      $2 par value                 $10,428,040    $ 10,428,040
   Equity Mutual Fund                  925,454                   $  925,454
   Government Income
      Mutual Fund                      323,149                                 $   323,149
   Guaranteed Group Annuity
      Contracts                      1,635,567                                              $  1,635,567
   Investment in The Principal
      General Fund Account               3,635                                                     3,635
   Money-market Fund                    41,740                       13,425          3,944
   Investment in The Principal
      Pooled Separate Accounts         103,059                                      12,451                $   21,201
   Participant loans                   112,179
                                  ------------    ------------   ----------    -----------  ------------  ---------
      Total investments             13,572,823      10,428,040      938,879        339,544     1,639,202      21,201

Cash                                     7,085           8,914         (310)        (1,519)
Contributions receivable                40,637          26,312        6,307          1,775
Dividends receivable                    25,379          25,379
                                  ------------    ------------   ----------    -----------  ------------  ---------
      Total assets                  13,645,924      10,488,645      944,876        339,800     1,639,202      21,201
                                  ------------    ------------   ----------    -----------  ------------  ---------

LIABILITIES

Other liabilities                       19,147          13,049        1,909            665         1,748
                                  ------------    ------------   ----------    -----------  ------------  ---------


Net assets available for benefits $ 13,626,777    $ 10,475,596   $  942,967    $   339,135  $  1,637,454  $  21,201
                                  ============    ============   ==========    ===========  ============  =========
                                              SUPPLEMENTAL FUND INFORMATION
                                   -----------------------------------------------------
                                     Growth        Stock        Money-
                                      Stock        Index        market          Loan
                                      Fund          Fund         Fund           Fund
                                   -----------   ---------    ----------   -------------
ASSETS

Investments at fair value:
   UCFC Common Stock;
      $2 par value
   Equity Mutual Fund
   Government Income
      Mutual Fund
   Guaranteed Group Annuity
      Contracts
   Investment in The Principal
      General Fund Account
   Money-market Fund                                          $   24,371
   Investment in The Principal
      Pooled Separate Accounts     $     2,144   $     572        66,691
   Participant loans                                                       $     112,179
                                   -----------   ---------    ----------   -------------
      Total investments                  2,144         572        91,062         112,179

Cash
Contributions receivable                                           6,243
Dividends receivable
                                   -----------   ---------    ----------   -------------
      Total assets                       2,144         572        97,305         112,179
                                   -----------   ---------    ----------   -------------

LIABILITIES

Other liabilities                                                     15           1,761
                                   -----------   ---------    ----------   -------------
Net assets available for benefits  $     2,144   $     572    $   97,290   $     110,418
                                   ===========   =========    ==========   =============


                       See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                       EMPLOYEES' SAVINGS PLAN AND TRUST
                       STATEMENT OF CHANGES IN NET ASSETS
           AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                      For the year ended December 31, 1994

                                                                      SUPPLEMENTAL FUND INFORMATION
                                                 ---------------------------------------------------------------------
                                                                                                              Stock
                                                     UCFC                      Government                     Emphasis
                                                    Stock        Equity         Income       Guaranteed       Balance
                                    Combined         Fund         Fund           Fund           Fund           Fund
                                 --------------  --------------  ----------    -----------  ------------    ---------
Net assets available for benefits -
  January 1, 1994                $  13,626,777   $  10,475,596   $  942,967    $  339,135   $  1,637,454    $ 21,201

Additions:
  Interest and dividend income         191,609         100,444        6,702                       54,070

  Contributions
     Employee                        1,557,079         852,005       67,870         41,504        81,041     202,557
     Employer                        1,036,172       1,036,172
                                 -------------   -------------   ----------    -----------  ------------    --------
          Total                      2,593,251       1,888,177       67,870         41,504        81,041     202,557


  Net appreciation (depreciation)
     of investments                 (2,562,834)     (2,624,519)      27,401          3,174                    (2,179)
                                 -------------   -------------   ----------    -----------  ------------    --------
          Total additions              222,026        (635,898)     101,973         44,678       135,111     200,378
                                 -------------   -------------   ----------    -----------  ------------    --------

Deductions:

  Administrative expenses               40,410          38,708                         411           426         534
  Distributions to
    participants                     2,398,865       1,518,401      166,377         64,488         8,694      21,279
                                 -------------   -------------   ----------    -----------  ------------    --------
          Total deductions           2,439,275       1,557,109      166,377         64,899         9,120      21,813
                                 -------------   -------------   ----------    -----------  ------------    --------


Net transfers between funds                -          (394,235)    (185,334)      (147,553)   (1,477,236)    314,551
                                 -------------   -------------   ----------    -----------  ------------    --------

Income and changes in
  net assets available for
  benefits                          (2,217,249)     (2,587,242)    (249,738)      (167,774)   (1,351,245)    493,116
                                 -------------   -------------   ----------    -----------  ------------    --------

Net assets available for benefits -
  December 31, 1994              $  11,409,528   $  7,888,354    $ 693,229     $  171,361   $   286,209    $ 514,317
                                 =============   ============    =========     ==========   ===========    =========

                                              SUPPLEMENTAL FUND INFORMATION
                                  -----------------------------------------------------
                                    Growth         Stock        Money-
                                     Stock         Index        market         Loan
                                     Fund          Fund          Fund          Fund
                                  ----------    -----------    ---------    -----------
Net assets available for benefits -
  January 1, 1994                 $    2,144    $       572    $  97,290    $   110,418

Additions:
  Interest and dividend income                                                   30,393

  Contributions
     Employee                        159,409        114,639       38,054
     Employer
                                  ----------    -----------    ---------    -----------
          Total                      159,409        114,639       38,054            -


  Net appreciation (depreciation)
     of investments                    1,083          1,921       30,285
                                  ----------    -----------    ---------    -----------
          Total additions            160,492        116,560       68,339         30,393
                                  ----------    -----------    ---------    -----------

Deductions:

  Administrative expenses                450            394         (513)
  Distributions to
    participants                       3,876         17,684      577,439         20,627
                                  ----------    -----------    ---------    -----------
          Total deductions             4,326         18,078      576,926         20,627
                                  ----------    -----------    ---------    -----------


Net transfers between funds          412,492        176,623      941,215        359,477
                                  ----------    -----------    ---------    -----------

Income and changes in
  net assets available for
  benefits                           568,658        275,105      432,628        369,243
                                  ----------    -----------    ---------    -----------

Net assets available for benefits -
  December 31, 1994               $  570,802    $   275,677    $  529,918   $  479,661
                                  ==========    ===========    ==========   ==========


                       See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                       EMPLOYEES' SAVINGS PLAN AND TRUST
                       STATEMENT OF CHANGES IN NET ASSETS
           AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                      For the year ended December 31, 1993

                                                                     SUPPLEMENTAL FUND INFORMATION
                                                  -------------------------------------------------------------------
                                                                                                              Stock
                                                      UCFC                      Government                   Emphasis
                                                      Stock        Equity        Income      Guaranteed      Balanced
                                     Combined         Fund          Fund          Fund         Fund            Fund
                                  -------------   ------------   ----------    ----------   -----------     ---------
Net assets available for benefits -
  January 1, 1993                 $   4,617,261   $  2,536,564   $  554,237    $  147,326   $ 1,202,963

Additions:
  Interest and dividend income          212,074         97,877       19,454        16,642        65,438

  Contributions
     Employee                         1,031,768        491,765      187,917        69,996       208,199     $  21,155
     Employer                           367,580        367,908                                     (328)
                                  -------------   ------------   ----------    ----------   -----------     ---------
          Total                       1,399,348        859,673      187,917        69,996       207,871        21,155

  Reimbursement of
     administrative expenses                997            577          122            29           268             1
  Net appreciation (depreciation)
     of investments                   8,662,788      8,596,721       66,474          (726)                         45
                                  -------------   ------------   ----------    ----------   -----------     ---------
          Total additions            10,275,207      9,554,848      273,967        85,941       273,577        21,201
                                  -------------   ------------   ----------    ----------   -----------     ---------

Deductions:

  Administrative expenses               104,914         58,284       12,591         6,105        19,937
  Distributions to
    participants                      1,160,777        800,301       82,961        30,044       227,616
                                  -------------   ------------   ----------    ----------   -----------     ---------
          Total deductions            1,265,691        858,585       95,552        36,149       247,553        -
                                  -------------   ------------   ----------    ----------   -----------     ---------


Net transfers between funds              -            (757,231)     210,315       142,017       408,467
                                  -------------   ------------   ----------    ----------   -----------     ---------

Income and changes in
  net assets available for
  benefits                            9,009,516      7,939,032      388,730       191,809       434,491        21,201
                                  -------------   ------------   ----------    ----------   -----------     ---------

Net assets available for benefits -
  December 31, 1993               $  13,626,777  $  10,475,596   $  942,967    $  339,135   $ 1,637,454     $  21,201
                                  =============  =============   ==========    ==========   ===========     =========

                                              SUPPLEMENTAL FUND INFORMATION
                                  -----------------------------------------------------
                                     Growth        Stock         Money-
                                     Stock         Index         market         Loan
                                     Fund          Fund           Fund          Fund
                                  ----------    -----------    ----------   -----------
Net assets available for benefits
  January 1, 1993                                              $    6,763   $   169,408

Additions:
  Interest and dividend income                                      1,317        11,346

  Contributions
     Employee                     $    2,122    $       572        50,042
     Employer
                                  ----------    -----------    ----------   -----------
          Total                        2,122            572        50,042        -

  Reimbursement of
     administrative expenses
  Net appreciation (depreciation)
     of investments                       22                          252
                                  ----------    -----------    ----------   -----------
          Total additions              2,144            572        51,611        11,346
                                  ----------    -----------    ----------   -----------

Deductions:

  Administrative expenses                                           2,011         5,986
  Distributions to
    participants                                                      874        18,981
                                  ----------    -----------    ----------   -----------
          Total deductions            -              -              2,885        24,967
                                  ----------    -----------    ----------   -----------


Net transfers between funds                                        41,801       (45,369)
                                  ----------    -----------    ----------   -----------

Income and changes in
  net assets available for
  benefit                              2,144            572        90,527       (58,990)
                                  ----------    -----------    ----------   -----------

Net assets available for benefits
  December 31, 1993               $    2,144    $       572    $   97,290   $   110,418
                                  ==========    ===========    ==========   ===========

                       See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                       EMPLOYEES' SAVINGS PLAN AND TRUST
                       STATEMENT OF CHANGES IN NET ASSETS
           AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                      For the year ended December 31, 1992


                                                                 SUPPLEMENTAL FUND INFORMATION
                                               --------------------------------------------------------------------------------
                                                  UCFC                        Government                    Money-
                                                 Stock           Equity         Income     Guaranteed       market      Loan
                                  Combined        Fund            Fund           Fund         Fund           Fund       Fund
                                -----------    -----------     ----------     ----------  ------------    ---------- ----------
Net assets available for benefits -
  January 1, 1992               $4,288,289     $2,766,479       $439,774      $  67,987    $  938,093                 $ 75,956

Additions:
  Interest and dividend income     192,791         85,989          7,629          6,756        80,616     $      54     11,747

  Contributions
     Employee                    1,071,534        664,855        148,948         33,125       219,683         4,923
     Employer                      285,166        262,570          7,978          1,636        12,982
                                ----------     ----------       --------      ---------    ----------     ---------   --------
          Total                  1,356,700        927,425        156,926         34,761       232,665         4,923      -

  Net depreciation of
      investments                 (458,604)      (450,608)        (3,553)        (4,387)          (56)
                                ----------     ----------       --------      ---------    ----------     ---------   --------
          Total additions        1,090,887        562,806        161,002         37,130       313,225         4,977     11,747
                                ----------     ----------       --------      ---------    ----------     ---------   --------

Deductions:

  Administrative expenses           59,161         36,422          5,638          1,122        15,027            17        935
  Distributions to
    participants                   702,754        427,867         96,463          7,961       156,522                   13,941
                                ----------     ----------       --------      ---------    ----------     ---------   --------
          Total deductions         761,915        464,289        102,101          9,083       171,549            17     14,876
                                ----------     ----------       --------      ---------    ----------     ---------   --------

Net transfers between funds          -           (328,432)        55,562         51,292       123,194         1,803     96,581
                                ----------     ----------       --------      ---------    ----------     ---------   --------

Income and changes in
  net assets available
  for benefits                     328,972       (229,915)       114,463         79,339       264,870         6,763     93,452
                                ----------     ----------       --------      ---------    ----------     ---------   --------

Net assets available for benefits-
  December 31, 1992             $4,617,261     $2,536,564       $554,237      $ 147,326    $1,202,963     $   6,763   $169,408
                                ==========     ==========       ========      =========    ==========     =========   ========




                       See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                       EMPLOYEES' SAVINGS PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of the United Companies Financial Corporation Employees' Savings Plan and Trust (the "Plan") are prepared on the accrual basis. Investments are reported at fair value. Fair value for investments in the UCFC Stock Fund, the Equity Fund, the Government Income Fund, the Guaranteed Fund, the Money-market Fund, the Stock Emphasis Balanced Fund, the Growth Stock Fund, and the Stock Index Fund, is determined by reference to market prices on the valuation date when available. The guaranteed group annuity contracts and participant loans are valued at cost, which approximates fair value.

2.       ELIGIBILITY, CONTRIBUTIONS AND INVESTMENT PROGRAMS

         The following description of the Plan's provisions provides general information regarding eligibility, contributions and investment programs. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         Employees are eligible to participate in the Plan provided they have completed one year of service and have attained the age of twenty-one prior to the election date. The employee must be a full-time employee (working at least 30 hours a week) and complete 1,000 hours of service during the one year waiting period. Participating employees may revise the direction of their contribution once per each calendar year quarter. UCFC provides matching contributions of a percentage of the participant's contribution up to 5% of the participant's salary. Salary for purposes of the Plan is limited to $150,000 for any Plan year, adjusted for cost of living increases. From July 1, 1992 to December 31, 1993, the matching employer contributions were 50% of the participant's contribution deferral and were invested in UCFC stock. Beginning January 1, 1994, the matching employer contributions are 100% of the participant's contribution deferral.

         Participants are 100% vested in employee contributions ("elective deferrals") and earnings thereon. Vesting in the employer contributions and earnings thereon is based on years of service. Participants generally have no vesting rights until completion of five (5) years of service with the Company at which time they will become 100% vested in employer matching contributions. The non-vested portion of a participant's account will be forfeited upon distribution of the participant's vested portion or incurring 5 consecutive one-year breaks in service. Amounts forfeited may be used to reduce the employer contributions in the following Plan year.

                     UNITED COMPANIES FINANCIAL CORPORATION
                       EMPLOYEES' SAVINGS PLAN AND TRUST
                   NOTES TO FINANCIAL STATEMENTS (Continued)

         Employee contributions are supplemented by the matching employer contributions, and the employee contributions are invested as directed by the participant in one or more of the following eight funds:

         (a) UCFC Stock Fund - Contributions to this fund are invested primarily in $2 par value common stock of United Companies Financial Corporation ("UCFC"). The number of participating employees in this fund was 1,384 and 743 at December 31, 1994 and 1993, respectively.

         (b) Equity Fund - Contributions to this fund are invested primarily in a professionally managed and diversified portfolio of common stocks of high quality companies. The number of employees participating in this fund was 265 and 219 at December 31, 1994 and 1993, respectively.

         (c) Government Income Fund - Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in obligations issued or guaranteed by the U.S. Government or its agencies. The number of participating employees in this fund was 187 and 153 at December 31, 1994 and 1993, respectively.

         (d) Guaranteed Fund - Contributions to this fund are invested in the general account of Principal Mutual Life Insurance Company, primarily with an insurance company at a guaranteed interest rate for a specified period of time. The number of participating employees in this fund was 297 and 259 at December 31, 1994 and 1993, respectively.

         (e) Stock Emphasis Balanced Fund - Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, weighted toward equity accounts. The number of participating employees in this fund was 269 and 4 at December 31, 1994 and 1993, respectively.

         (f) Growth Stock Fund - Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in common stocks of large established companies whose earnings are expected to grow at above average rates. The number of participating employees in this fund was 226 and 2 at December 31, 1994 and 1993, respectively.

         (g) Stock Index Fund - Contributions to this fund are in pooled separate accounts of Principal Mutual Life Insurance Company, invested in the common stock of

                    UNITED COMPANIES FINANCIAL CORPORATION
                      EMPLOYEES' SAVINGS PLAN AND TRUST
                  NOTES TO FINANCIAL STATEMENTS (Continued)


                 those companies included in the Standard & Poor's 500 Stock Index. The number of participating employees in this fund was 188 and 1 at December 31, 1994 and 1993, respectively.

         (h) Money-market Fund - Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in money market instruments. The number of participating employees in this fund was 338 and 167 at December 31, 1994 and 1993, respectively.

         Investment options (c), (e), (f), (g) and (h) are offered through a pooled separate account, The Principal Pooled Separate Account, and are classified as such in the statement of financial condition.

         The Plan allows participants to borrow from the Plan up to 50% of each participant's vested interest in the Plan. Participant loans are considered another investment option of the Plan and require the approval of the Plan Administrator. Loan payments, including principal and interest, must be made no less frequently than quarterly, with level amortization over the term of the loan. The maximum loan term is 5 years.

3.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits as reflected in the financial statements to Form 5500:

                                                                 December 31,
                                                 -------------------------------------------
                                                         1994                    1993
                                                 -------------------     -------------------
Net assets available for benefits
     per the financial statements                $        11,409,528     $        13,626,777

Accrued dividend income                                      (25,388)                (25,379)

Accrued fees payable                                           1,948                  19,147

Other                                                            -                    (3,062)
                                                 -------------------     -------------------

Net assets available for benefits
     per Form 5500                               $        11,386,088     $        13,617,483
                                                 ===================     ===================

                     UNITED COMPANIES FINANCIAL CORPORATION
                       EMPLOYEES' SAVINGS PLAN AND TRUST
                   NOTES TO FINANCIAL STATEMENTS (Continued)



        The following is a reconciliation of changes in net assets according to the financial statements to Form 5500:

                                                                          Year Ended
                                                                         December 31,
                                                                             1994
                                                                     --------------------
Changes in net assets
       per the financial statements                                  $        (2,217,249)

Add:   Accrued dividend income,
           December 31, 1993                                                      25,379
             payable
       Accrued fees payable,                                                       1,948
           December 31, 1994

       Other, December 31, 1993                                                    3,062

Less:  Accrued dividend and interest income
           December 31, 1994                                                     (25,388)

       Accrued fees payable,
           December 31, 1993                                                     (19,147)
                                                                     -------------------

Changes in net assets
       per Form 5500                                                 $        (2,231,395)
                                                                     ===================



4.     INCOME TAXES

       A determination letter dated August 10, 1988 has been received from the Internal Revenue Service to the effect that the Plan as currently in effect is qualified as to form under Section 401(a) of the Code; the trust is exempt from Federal income tax under Section 501(a) of the Code; and employer contributions paid to the trust under the Plan will be allowable to the Employer as Federal income tax deductions subject to the conditions and limitations of Section 404 of the Code. It is intended that the Plan, as modified by the provisions of the Tax Reform Act of 1986, will continue to meet the requirements of Section 401(a) of the Code. Accordingly, no provisions for Federal income taxes have been made in the accompanying financial statements.

                    UNITED COMPANIES FINANCIAL CORPORATION
                      EMPLOYEES' SAVINGS PLAN AND TRUST
                  NOTES TO FINANCIAL STATEMENTS (Continued)





5.     OTHER

       The following represents investments in excess of 5 percent of the current value of net assets available for benefits as of December 31, 1994 and 1993:



Investment                                                               December 31, 1994
- --------------------------------------------------------                 -----------------
UCFC Common Stock                                                        $     7,573,116
Tower Capital Appreciation Mutual Fund                                   $       690,986

                                                                         December 31, 1993
                                                                         -----------------
UCFC Common Stock                                                        $    10,428,040
CIGNA Guaranteed Group Annuity Contracts                                 $     1,635,567
Tower Capital Appreciation Mutual Fund                                   $       925,454

UNITED COMPANIES FINANCIAL CORPORATION
EMPLOYEES' SAVINGS PLAN AND TRUST

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994




                   IDENTITY                         DESCRIPTION                                          CURRENT
                   OF ISSUE                        OF INVESTMENT                       COST               VALUE
         --------------------------      ----------------------------------       ---------------    ---------------
*        United Companies                United Companies
         Financial Corporation           Financial Corporation,
                                         $2 par value common stock,
                                         279,193.2 shares                         $     3,245,494    $     7,573,116


         Hibernia National Bank          Tower Capital Appreciation
                                         Mutual Fund                                      670,280            690,986

         Principal Mutual                Guaranteed Account
         Life Insurance Company                                                           283,159            283,159


         Principal Mutual                Pooled Separate Accounts                       2,222,400          2,240,024
         Life Insurance Company

         Dreyfuss Investments            Government Cash Management
                                         Fund                                              40,159             40,159

         Participant Loans               Range of Interest Rates
                                         From 7.0% to 12.0%                                  -               473,368
                                                                                  ---------------    ---------------
                                                                                  $     6,461,492    $    11,300,812
                                                                                  ===============    ===============





*Denotes "Exempt related party transaction".

UNITED COMPANIES FINANCIAL CORPORATION
EMPLOYEES' SAVINGS PLAN AND TRUST

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1994



                                                    Total Price
                                                        at
     Identity of              Description           Transaction       Number of              Net
    Party Involved              of Asset               Date          Transactions           Gain
- ---------------------   ----------------------    --------------    -------------      ------------
Purchase Transactions
- ---------------------
United Companies        United Companies
Financial Corporation   Financial Corporation,
                        $2 par value
                        common stock              $    2,721,431              149
                                                  ==============    =============

Principal Mutual        Pooled Separate
Life Insurance          Accounts
Company                                           $    3,156,420               93
                                                  ==============    =============

Selling Transactions
- --------------------
United Companies        United Companies
Financial Corporation   Financial Corporation
                        $2 par value
                        Common Stock              $    2,828,858              137     $      681,641
                                                  ==============    =============     ==============

Principal Mutual        Pooled Separate
Life Insurance          Accounts
Company                                           $    2,723,470               72     $       12,003
                                                  ==============    =============     ==============

                                   SIGNATURE


    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of the United Companies Financial Corporation Employees' Savings Plan and Trust have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  UNITED COMPANIES FINANCIAL CORPORATION
                                  EMPLOYEES' SAVINGS PLAN AND TRUST



                                  By:    /s/  JESSE O. GRIFFIN
                                         -------------------------------------
                                         Jesse O. Griffin
                                         Sr. Vice President and Controller
Date:  July 12, 1995

                              INDEX TO EXHIBITS




EXHIBIT
  NO.                      DESCRIPTION
- -------                    -----------

  23                Independent Auditor's Consent